BUUU Group Limited

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

February 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Amy Geddes
Joel Parker
Rucha Pandit
Donald Field

Re:	BUUU Group Limited

Draft Registration Statement on Form F-1

Submitted December 23, 2024

CIK No. 0002047273

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated January 17, 2025 regarding BUUU Group Limited (the “Company”, “BUUU” or “we”) from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above referenced Registration Statement on Form F-1 filed on December 23, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that you are “a holding company incorporated in [the] British Virgin Islands (“BVI”).” Please revise to also clearly state that BUUU Group Limited is not a Hong Kong operating company.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the disclosure on the cover page to clearly state that that BUUU Group Limited is not a Hong Kong operating company.

2.	We note your disclosure here as well as on page 5 that you have “not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by [y]our subsidiaries to the BVI holding company.” Please revise here and on page 5 to provide a cross-reference to the consolidated financial statements.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the disclosure on the cover page and page 5 to provide the cross-reference to the consolidated financial statement.

3.	Please revise the second full paragraph on the fifth cover page to ensure that your disclosure regarding limitations on your ability to transfer cash between you, your subsidiaries or investors includes a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the disclosure on the fifth cover page to include the cross-reference to the discussion the prospectus summary, summary risk factors, and risk factors sections.

Overview, page 1

4.	Please revise your disclosure to clarify the nature of your business model. Specifically, please clarify whether you actually provide, directly or indirectly via your subsidiaries, event management services and stage production services, or whether you outsource the provision of such services to third-party suppliers. Please make conforming revisions throughout the prospectus.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the relevant disclosure on pages 1 and 77, to clarify the nature of our business model.

5.	Please revise your revenue discussion contained in the last paragraph of this section with a discussion of your net income or losses for the respective periods.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the relevant disclosure on page 1 and 77 to discuss the Company’s net income for the respective periods.

Corporate History and Structure, page 2

6.	Please refer to the corporate diagram on page 3. Please revise by footnote or otherwise to identify the individual or entity which owns the other 25% of BU Workshop Limited.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the corporate diagram on page 3 and page 56 to identify the individual who owns the other 25% of BU Workshop Limited.

Risks Related to Doing Business in Hong Kong, page 7

7.	We note your disclosure that “the PRC government . . .. may intervene or influence [y]our operations.” Please revise to state that the PRC government may intervene or influence your operations at any time. Please make conforming revisions to the risk factor title on page 29. Lastly, please revise so that each summary risk factor in this section includes a cross-reference (title and page) to the relevant individual detailed risk factor.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the Cover Page, page 7, and page 29 to state that the PRC government may intervene or influence our operations at any time. We have also revised each summary risk factor in the “ Risks Related to Doing Business in Hong Kong” on page 6 and 7 to include the cross-reference (title and page) to the relevant individual detailed risk factor.

Permission required from Hong Kong authorities, page 13

8.	We note your statement that “apart from business registration certificates, BUUU and[y]our Operating Subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to operate [y]our business.” We also note the statement that “[y]our Hong Kong Operating Subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their business in Hong Kong.” Please explain how you arrived at this conclusion and the basis for your conclusion. Additionally, we note your disclosure throughout the prospectus that you “have been advised” by your Hong Kong counsel, David Fong & Co. Please clarify whether relying on counsel’s “advice” is the same as relying on counsel’s “opinion.” If so, please revise in all applicable areas to specifically state that the company has relied on the opinion of counsel.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the relevant disclosure on page 13 to specifically state the opinion and advice rendered by the Hong Kong counsel of the Company.

Risk Factors

You may incur additional costs and procedural obstacles in effecting service of legal process ..., page 40

9.	We note your disclosure that all of your directors and executive officers “reside outside of the United States.” Please revise here and page 118 to clearly identify all of your directors and executive officers that are located in the PRC or Hong Kong.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on page 40 and page 119 to clearly identify all of our directors and executive officers are located in Hong Kong.

Risks and Uncertainties

Concentration of Credit Risk, page 68

10.	We note your disclosure that for the fiscal years ended June 30, 2024 and 2023, five customers each accounted for 10% or more of your revenue and trade receivables. To the extent you are materially dependent on any customers, please disclose the name of the customers, describe the material terms of any agreements entered into with such customers to the extent they differ from the terms summarized on page 84 and file such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have identified these customers on page 69 and that there are no material terms of any engagements entered into with these customers to the extent they differ from the terms summarized on page 84. We respectfully advise the Staff that we believe that the agreements with these customers (in the form of quotations) are not required to be filed as exhibits, since: (1) the quotations are entered in the ordinary course of business, and quotations are such as ordinarily accompanies the kind of business conducted by the operating subsidiaries of the Company; and (2) all of our event management services and stage production services are engaged on project-by-project basis, that our business is not substantially dependent on particular engagement with specific customer, nor substantially dependent on the continuing contracts with any specific customer.

Growth Strategies, page 78

11.	Please discuss the costs and timing associated with the growth strategies identified in this section. For example, clarify your timeline for pursuing strategic acquisitions with upstream suppliers as well as the costs for “enhancing [y]our technological capabilities.” Please ensure that any risks associated with these growth strategies are properly addressed.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosures on page 79 to discuss the costs and timing. We have also revised the “Risk Factors” section to address the risks associated with our growth strategies on page 27 and 28.

Related Party Transactions, page 99

12.	We note your disclosure that “[a]s of the date of this prospectus, we have not engaged in any related party transactions.” However, we note that Note 12 on page F-22 discloses related party transactions with key members of management as well as principal and beneficial shareholders. Please revise this section accordingly and disclose the information required by Item 7.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the disclosures on pages 99 and 100 to disclose the related party transactions with the management and the shareholders.

Report of Independent Registered Public Accounting Firm, page F-2

13.	Please include a dated report from your independent registered public accounting firm.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have included the dated report from our independent registered public accounting firm on page F-2.

General

14.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: In response to the Staff’s comment, the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Chun Kit YU
Name:	Chun Kit YU
Title:	Chief Financial Officer

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